UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31368

SANOFI
(Exact name of registrant as specified in its charter)
54 Rue La Boetie Paris, France, 75008 +33 153774000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Contingent Value Right
(Title of each class of securities covered by this Form)
American Depositary Shares, each representing one half of one ordinary share, par value €2 per share Ordinary Shares, par value €2 per share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0).

Pursuant to the requirements of the Securities Exchange Act of 1934, Sanofi. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 18, 2020	By:	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

Explanatory Note: This Amendment No. 1 to Form 15 (this “Amendment No. 1”) amends and restates the Form 15 filed by Sanofi (the “Company”) on March 16, 2020. The purpose of this Amendment No. 1 is to clarify that the Company’s duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) remains.